Dialysis Corporation of America
                        1302 Concourse Drive, Suite 204
                              Linthicum, MD 21090
                          Telephone: (410) 694-0500
                          Telecopier: (410) 694-0596

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 02549

     RE: Form 10-K for the fiscal year ended December 31, 2004
         Dialysis Corporation of America (08527)

      On June 3, 2004, Dialysis Corporation of America ("DCA") filed a registration statement on Form S-4 (Registration No. 333-125515, "Registration Statement") with the Securities and Exchange Commission ("Commission") relating to the merger with its parent, Medicore, Inc. ("Medicore") with DCA to be the surviving company. A Medicore proxy statement and DCA information statement were included in the aforementioned Registration Statement as well as financial statements for each of DCA and Medicore and pro forma financial information. Mr. Zafar Hasan for Jeffrey Reidler, Assistant Director of the Division of Corporation Finance ("Division") advised DCA on June 17, 2005, that the Commission was not conducting a full review of the Form S-4, but will be monitoring for resolution all issues in connection with a targeted accounting review of DCA's and Medicore's annual reports on Form 10-K. Mr. Hasan noted the monitoring of the Registration Statement for the signature of DCA's Chief Accounting Officer, which signature will be included in pre-effective amendment no.1 to the Registration Statement.

     On June 22, 2005, the Division provided comments requiring both DCA and Medicore to provide information to better understand the disclosure provided in each company's Form 10-K.

     Following are our responses chronologically presented and numbered in accordance with each of the Division's comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and ...
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page 36
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Results of Operations, page 39
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1. Please provide to us the following about your accounting for revenue and accounts receivable:

     * The steps you take in collecting accounts receivable, including patient co-payments;

Response: The initial billing for services rendered is generated and submitted monthly, no later than the 4th business day of the month following the month in which services were rendered. Upon receipt of payment from a primary payor, which typically ranges from

          15 to 60 days after initial billing, secondary bills are generated, and submitted to the secondary payor. Upon receipt of payment from the secondary payor, which typically ranges from 15 to 60 days after submission of billing to such payor, a third bill may be required to an additional payor.

          Once a patients' insurer has been billed and it has paid its coverage, a bill will be generated to the patient for any remaining balance or co-payments. The initial billing to a patient will occur at any of the stages delineated above, depending on applicable insurance coverage. Accounts are reviewed monthly. If payments are not received, the patient will be contacted. An additional bill along with a collection letter will be sent to the patient. Unless paid, this process will continue for two additional months with each communication being progressively stronger in content. Patient uncollectable accounts will be submitted to be written off no earlier that 120 days after the date of the first collection letter.

          All receivables are followed-up monthly to insure timely and accurate payments are received.

          On rare occasions, collection agencies are employed when patients are paid directly by insurers for DCA services and do not forward the funds to DCA.

     * Your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded, including any thresholds (amount and age);

Response: Revenue is recognized and receivables recorded in the period services are rendered.

          DCA uses sound business judgment to establish that a receivable is uncollectible when claimed as worthless and that there is no likelihood of recovery at any time in the future.

          Based on the procedure delineated in the prior response, once it has been determined that all appropriate parties have been billed for all covered DCA services and DCA has exhausted and documented all collection efforts, DCA's collection department will submit those uncollectible receivables for final approval by the Director of Accounting and the V.P. of Finance. Upon approval the uncollectible receivables will be written off.

     * State whether your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made; if an estimate is made, state what factors are considered in determining the estimate.

Response: DCA's billing system predominantly makes contractual adjustments based on fee schedules for the patient's insurance plan. On limited occasions, a patient's insurance plan fee schedule cannot readily be determined. In those instances, an estimate of the contractual rates is made. These estimates are based on historical data using the fee schedule of patients with similar insurance plans. Once the actual fee schedule for the patient in question is obtained, any adjustments to original contractual rates are immediately made.

2. Please explain to us the following: (a) why your receivable balance at December 31, 2004 increased substantially higher than your total sales for 2004 (b) why your allowance increased during 2004 and (c) why bad debt expense decreased during 2003 as compared to 2002, and increased during 2004 as compared to 2003.

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

Response: (a)  In the first half of 2003, the State of Georgia's Medicaid program had implemented a new computer system and contractor that created billing and collection delays for all service providers in that state. As a result, DCA experienced untimely collection in Georgia from mid-2003 until the end of 2004. This impacted DCA's six dialysis clinics located in Georgia. As of the second quarter, 2005, DCA has begun to receive the delayed Georgia Medicaid payments of 2003 and 2004 claims, and there has been improved processing of current service claims by Georgia Medicaid.

               Additionally, development of new dialysis centers temporarily increases the aging of receivables. It can take up to six months for a newly operating facility to experience the same receivable turnover as an existing operation. DCA opened five new dialysis centers during fiscal 2004.

          (b) The provision for doubtful accounts is determined under a variety of criteria, primarily the aging of the receivables, historical collection trends, and payor mix. This is generally a reflection of DCA's collection experience. Although management believed that the delays relating to the claims (as discussed in subparagraph (a) above) would be resolved and payments made (as currently is the case), it determined to take a conservative approach and include these receivables in the provision for doubtful accounts. As a result, DCA added $413,000 to doubtful accounts due to the issues with Georgia Medicaid.

          (c) Bad debt expense in 2003 reflected a Medicare bad debt recovery of $341,000 as compared to a $52,000 recovery during 2002. Medicare bad debt recovery amounts are determined based upon the cost reports generated annually for each of DCA's centers. Before consideration of Medicare bad debt recoveries, the provision for doubtful accounts as a % of medical service revenue amounted to 3% for 2004, 2% for 2003, and 3% for 2002.

3. Please provide to us the following information about your accounts receivable:

     * For each period presented, tell us and quantify the amount of changes in estimates of prior contractual adjustments that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimates or settlement amount that was recorded during 2004.

Response: Contractual adjustments related to 2002 recorded in 2003 were approximately $59,000 (1.4% of December 31, 2002 accounts receivable), and contractual adjustments related to 2003 recorded in 2004 were approximately $508,000 (8.9% of December 31, 2003 accounts receivable). Out of network providers represented the largest portion of estimate changes. Out of network providers do not generally provide fee schedules and coinsurance information. Historical trends and data provide information on which to base contractual estimates.

     * Explain and quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

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

Response: With more historical data and newly gained experience with additional centers in new markets, it is anticipated that a change in estimates would impact our accounts receivable no more than 5%. This would not significantly influence the financial position or operations of DCA.

     * Disaggregate self-payors from the commercial insurers and private payors in your comparative tubular format for payor mix concentrations and include the related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum indicate the past due amounts and a breakdown by payor classification (i.e., Medicare, Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, explain to us that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response: Accounts Receivable Table attached as Schedule A.

     * If you have amounts that are pending approval from third party payors (i.e., Medicaid pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

Response: Currently, there are no approvals pending for third party payors.

     *    The days sales outstanding for each period presented.

Response: The days sales outstanding is for 70 and 58 for December 31, 2004 and December 31, 2003, respectively.

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------

4. Please tell us the nature, terms and amounts of the put and call options on the assets of the Georgia facility and tell us how you have accounted for them. In addition, please explain to us whether the options are subject to the requirements of SFAS 133 and how your accounting and disclosures comply with SFAS 133. If you believe that the options are not subject to SFAS 133, please cite the specific literature (by pronouncements and paragraph) that supports your accounting.

Response: The put option provides the owner of the Georgia facility to sell all the assets of that facility to a subsidiary of DCA. The call option provides the subsidiary of DCA with the right to purchase the assets of the Georgia facility. Each of the put and call options are exercisable through September 10, 2005, and are similar in terms, except the put option is not exercisable unless the Georgia facility has recorded pre-tax income of $100,000. Upon exercise of either the put or call option, the owner would receive a 20% interest in the DCA subsidiary obtaining the assets, and the remainder of the purchase price will be paid in cash, determined on a formula upon a multiple of EBITDA of the Georgia facility.

          These options have not been accounted for since DCA believes that such options are not subject to SFAS 133 because the options meet the conditions of paragraph 10(e)(3) of

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

          SFAS 133 and are analogous to paragraph 11(c) which exempts from the provisions of SFAS 133 "Contracts Issued by the Entity As Contingent Consideration from a Business Combination."

Note 1 - Summary of Significant Accounting Policies, page F-8
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Estimates, page F-8
-------------------

5. Please explain to us how you account for vendor volume discounts, where you present them on your statements of operations, and tell us how both comply with EITF 02-16.

Response: Vendor volume discounts are recorded as earned based on the agreement and terms stipulated by the vendor. They are recorded as a reduction of costs of sales in accordance with paragraph 4 of EITF 02-16. A portion may be capitalized as a reduction to inventory to the extent purchases are held in inventory.

Accrued Expenses, page F-10
---------------------------

6. Please explain to us what "due to insurance companies" represents and how you account for it.

Response: This represents overpayments of DCA claims by various insurers.
          These payments are recorded as liabilities until resolution. The overpayments include the following payor errors:

               Duplicate payments

               Payments in excess of contractual agreements

               Payments as primary when payor is secondary

          Adjustments are made as DCA comes to terms with insurers for offsetting certain overpayments against future claims due DCA, or through a determination by DCA that such payment was not an overpayment.

Item 9A, Controls and Procedures, page 45
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7. Please tell us the conclusion that your President and Chief Officer and the Principal Financial Officer reached about the effectiveness of your disclosure controls and procedures. In addition, please tell us how your disclosures comply with Item 307 of Regulations S-K.

Response: DCA's disclosure complies with Item 307 of Regulation S-K by providing the conclusion of DCA's President and Chief Executive and Principal Financial Officer as to the effectiveness of DCA's disclosure controls and procedures. Item 9A, Controls and Procedures, subparagraph (a) relating to Evaluation of Disclosure Controls and Procedures, shall be modified to read as follows:

         "(a)  Evaluation of Disclosure and Procedures.

          As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2004, we carried out an evaluation, under the supervision and with the

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

     participation of our management, including our President and Chief Executive Officer, and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"), which disclosure controls and procedures are designed to provide reasonable assurance that, among other things, information is accumulated and communicated to our management, including our President and Chief Executive Officer, and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon such evaluation, our President and Chief Executive Officer, and our Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by our company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods specified by the SEC's rules and forms." (modifications reflected by blacklined portions)

          DCA acknowledges that:

          * The company is responsible for the adequacy and accuracy of the disclosure in the filings;

          * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would appreciate expedited review to the extent you are able to provide such, since DCA and Medicore are attempting to hold their respective annual meetings, particularly relating to approval of the merger and related matters, as discussed in the Registration Statement. Your consideration to these circumstances is greatly appreciated.

                                       Very truly yours,

                                       Dialysis Corporation of America

                                          /S/ Don Waite
                                       By:________________________________
                                          Don Waite, Vice President of
                                          Finance, and Principal Financial
                                          Officer

cc: Jeffrey Reidler, Asst. Dir. of Corp. Finance
    Zafar Hasan, Staff Attorney
    Oscar M. Young, Senior Staff Acct.
    Tabatha Akins, Staff Acct.

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